Filed pursuant to 424(b)(3)
Registration No. 333-200594
BLACK CREEK INDUSTRIAL REIT IV INC.
SUPPLEMENT NO. 7 DATED JULY 3, 2018
TO THE PROSPECTUS DATED APRIL 30, 2018
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Black Creek Industrial REIT IV Inc., dated April 30, 2018 (the “Prospectus”), as supplemented by Supplement No. 1, dated May 15, 2018, Supplement No. 2, dated June 4, 2018, Supplement No. 3, dated June 11, 2018, Supplement No. 4, dated June 13, 2018, Supplement No. 5, dated June 15, 2018, and Supplement No. 6, dated June 26, 2018. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.
Corporate Line of Credit Update
The following updates the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Corporate Line of Credit” beginning on page 127:
On June 28, 2018, we, through the Operating Partnership as the “Borrower,” amended and increased the amount of our existing $100.0 million revolving credit facility by increasing the aggregate revolving loan commitments to $200.0 million, pursuant to that certain Second Amendment and Incremental Revolving Commitment Assumption Agreement, which we refer to as the “Second Amendment,” with Wells Fargo Bank, National Association, as Administrative Agent and as a lender, Bank of America, N.A., as a lender, U.S. Bank National Association, as a lender, JPMorgan Chase Bank, N.A., as a lender, and Regions Bank, N.A., as a lender, which we collectively refer to as the “Lenders.” The Borrower’s existing revolving credit facility, as previously amended and as amended by the Second Amendment, is collectively referred to herein as the “Amended Credit Facility.” The Amended Credit Facility provides the Borrower with the ability from time to time to increase the size of the aggregate loan commitment under the agreement by an additional $400.0 million up to a total of $600.0 million, subject to receipt of lender commitments and satisfaction of other conditions. Any increase to the size of the Amended Credit Facility may be in the form of an increase in the aggregate revolving loan commitments, the establishment of a term loan, or a combination of both. The maturity date of the Amended Credit Facility continues to be September 18, 2020, and may be extended pursuant to two one-year extension options, subject to the Borrower’s continuing compliance with certain financial covenants, the payment of an extension fee and the satisfaction of other customary conditions.
At the Borrower’s election, borrowings under the Amended Credit Facility are charged interest based on LIBOR plus a margin ranging from 1.60% to 2.50% or an alternative base rate plus a margin ranging from 0.60% to 1.50%, each depending on our consolidated leverage ratio. Customary fall-back provisions apply if LIBOR is unavailable. The alternative base rate is equal to the greatest of (a) the prime rate announced from time to time by Wells Fargo Bank, National Association, (b) the Federal Funds Effective Rate plus 0.5%, and (c) LIBOR plus 1.0%. If either of the LIBOR rate or the alternative base rate is less than zero, it will be deemed to be zero for purposes of the Amended Credit Facility.
In addition to interest, the Borrower must pay a quarterly unused fee that equals the amount of the revolving loan commitment unused by the Borrower on a given day multiplied by either (i) 0.20% on an annualized basis if more than 50% of the revolving loan commitment is being used or, (ii) 0.25% on an annualized basis if 50% or less of the revolving loan commitment is being used. The Borrower is also required to pay certain participation and other fees in connection with any letters of credit issued under the Amended Credit Facility.
Borrowings under the Amended Credit Facility are available for general corporate purposes, including but not limited to property acquisitions, new construction, renovations, expansions, tenant improvements, working capital, and debt refinancings. As of June 28, 2018, the amount outstanding under the Amended Credit Facility was $78.5 million with an interest rate of 3.69%.
Borrowings under the Credit Facility are guaranteed by us and certain of our subsidiaries. In addition, a pledge of equity interests in our subsidiaries that directly own unencumbered properties shall be provided until such time as we elect to terminate such pledges, subject to satisfaction of certain financial covenants, including but not limited to us having a “total asset value” (as defined in the Amended Credit Facility) of at least $500.0 million, provided that there is no default.
The Amended Credit Facility requires the maintenance of certain financial and borrowing base covenants, including covenants concerning: (i) consolidated tangible net worth; (ii) consolidated fixed charge coverage ratio; (iii) consolidated leverage ratio; (iv) secured indebtedness; (v) secured recourse indebtedness; (vi) unencumbered property pool debt yield;

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(vii) unencumbered interest coverage ratio; (viii) unencumbered property pool leverage ratio; and (ix) unencumbered property pool criteria.
In addition, the Amended Credit Facility contains customary affirmative and negative covenants, which, among other things, require the Borrower to deliver to the Lenders specified quarterly and annual financial information, and limit the Borrower, us and/or its subsidiaries, subject to various exceptions and thresholds, from: (i) creating liens (other than certain permitted liens) on the unencumbered asset pool; (ii) merging with other companies or changing ownership interest; (iii) selling all or substantially all of its assets or properties; (iv) permitting certain transfers of a material interest in the Borrower; (v) entering into certain transactions with affiliates, except on an arms-length basis; (vi) making certain types of investments; (vii) if in default under the Amended Credit Facility, paying certain distributions or certain other payments to affiliates; and (viii) incurring indebtedness (subject to certain permitted indebtedness).
The Amended Credit Facility permits voluntary prepayment of principal and accrued interest and contains various customary events of default, which are described therein. As is customary in such financings, if an event of default occurs under the Amended Credit Facility, the Lenders may accelerate the repayment of amounts outstanding under the Credit Facility and exercise other remedies subject, in certain instances, to the expiration of an applicable cure period.

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